1 Patria’s Fourth Quarter & Full Year 2023 Earnings Presentation FEBRUARY 15, 2024

2 Disclaimer This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward- looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 4Q23 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

3 Patria Reports Fourth Quarter & Full Year 2023 Results FEBRUARY 15, 2024 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the fourth quarter and full year ended December 31, 2023. Conference Call Patria will host its fourth quarter and full year 2023 investor conference call via public webcast on February 15, 2024, at 9:00 a.m. ET. To register, please use the following link: https://edge.media-server.com/mmc/p/u746i4gs For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $31.8 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Public Equities and Real Estate strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com Dividend Patria has declared a quarterly dividend of $0.399 per share to record holders of common stock at the close of business on February 22, 2024. This dividend will be paid on March 8, 2024. Shareholder Relations Contacts | PatriaShareholderRelations@patria.com Josh Wood - T: +1 917 769 1611 E: josh.wood@patria.com | Andre Medina - T: +1 345 640 4904 E: andre.medina@patria.com

Patria's Fourth Quarter & Full Year 2023 IFRS Results

- IFRS Net Income attributable to Patria was $47.0 million for 4Q23 and $118.4 million for FY23

(US$ in millions)	4Q22	4Q23	FY 2022	FY 2023
Revenue from management fees	55.9	67.5	223.5	252.9
Revenue from incentive fees	5.9	3.9	6.1	4.1
Revenue from performance fees (1)	30.3	41.5	30.4	74.7
Revenue from advisory and other ancillary fees	1.7	0.7	4.2	2.7
Taxes on revenue (2)	(2.4)	(1.9)	(5.2)	(6.8)
Revenue from services	**91.3**	**111.7**	**258.9**	**327.6**
Personnel expenses (3)	(20.1)	(26.0)	(69.8)	(78.8)
Deferred Consideration (4)	(6.1)	(3.9)	(24.4)	(23.0)
Amortization of intangible assets	(4.6)	(6.1)	(17.6)	(22.4)
Carried interest allocation	(10.2)	(14.0)	(10.2)	(25.3)
General and Administrative expenses	(6.8)	(8.6)	(30.9)	(39.2)
Other income/(expenses) (5)	4.3	0.8	(9.3)	(18.7)
Share of equity-accounted earnings (6)	(0.7)	(0.2)	(2.4)	(0.8)
Net financial income/(expense) (7)	1.9	(3.2)	8.1	(1.7)
Income before income tax	**49.0**	**50.7**	**102.5**	**118.0**
Income tax (8)	(2.3)	(2.3)	(8.3)	2.8
Net income for the period	**46.7**	**48.4**	**94.1**	**120.8**
Attributable to:				
Owners of the Parent	**46.5**	**47.0**	**93.0**	**118.4**
Non-controlling interests (9)	**0.1**	**1.4**	**1.1**	**2.4**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

4

5 2023 Message from Patria’s CEO – Alex Saigh “2023 marked Patria’s third year as a public company, and I’m very pleased with the performance we delivered in the 4th quarter and the full year. We generated $47 million of Fee Related Earnings in 4Q23, bringing our full year 2023 FRE to $148 million with an FRE margin of 60%. This is up 14% from 2022 driven mostly by organic growth. Additionally, Performance Related Earnings were $27 million for 4Q23, and $47 million for the full year. With strong performance in both earnings streams, we delivered more than $70 million of Distributable Earnings, or 47 cents per share, for 4Q23, bringing Distributable Earnings for the full year 2023 to $188 million, or $1.26 per share. That translates to EPS growth of 26% year-over-year for our shareholders, and the resulting $1.07 in dividends equates to a yield of 7.7%, based on our share price at the beginning of 2023. This was also our first year on the path to deliver the multi-year targets shared at our 2022 Investor Day, which look out through 2025. We aimed to grow Fee Related Earnings from $130 million in 2022, to more than $200 million in 2025. Given our performance in 2023, our organic growth initiatives, and the additional earnings power embedded in our pending M&A transactions, I’m confident in our path to meet this target. While it’s challenging to guide you on PRE in a given quarter or year, we said we could generate $180 million of performance fee realizations between our Investor Day and the end of 2025. Including the amount realized in the 4th quarter of 2022, we’ve now delivered more than $66 million of PRE since the Investor Day, putting us right on pace to deliver this target as well. In terms of growing the platform, we also set targets for Total AUM to reach $50 billion and Fee Earning AUM to reach $35 billion by the end of 2025. In order to achieve those targets, we estimated a need for at least $20 billion of capital formation, from a combination of organic fundraising and M&A, between 2022 and 2025. Considering our strong organic inflows, our closed or pending M&A transactions, and our goal to raise around $5 billion of gross inflows again this year, we believe that by the end of 2024 we can achieve the $20 billion of capital formation and $35 billion of Fee Earning AUM a year earlier than expected. We are growing with quality by adding stable and sticky AUM, with our permanent capital AUM expected to grow to near 20% of Total Fee Earning AUM, with over 70% of Fee Earning AUM denominated in hard currency. Our fundraising in 2023 really showcases the power of diversity and reinforces why it’s such an important aspect of Patria’s growth. Our latest flagship Infrastructure vintage raised more than $1 billion in 2023, with more than $400 million in the 4th quarter. Our Credit, Real Estate, Public Equities, and Advisory verticals each contributed $700-800 million of gross inflows including $200 million in 4Q23 for our new Infrastructure Private Credit fund. Overall, we secured new organic inflows of $4.8 billion during the year including $175 million of commitments approved in December and closed in January. We saw particularly strong investment performance in the 4th quarter with more than $1.1 billion in positive valuation impact, taking full year 2023 appreciation to more than $1.9 billion. Performance in our drawdown funds drove our Net Accrued Performance Fees to $541 million, up 13% from one year ago, even after the realization of $47 million of PRE in 2023. The strategies in our Public Equities vertical also generated strong gains with pan-LatAm strategies yielding nearly 29% in USD and Chilean equities strategies yielding more than 18% in local currency for the full year. The performance of our Credit strategies was also notable with our LatAm High Yield fund yielding 14% in USD during 2023, while the Local Currency fund yielded nearly 30% in USD for the year. We’ve continued to stress that returning capital to our investors has also been a key focus in 2023, and our divestment activity in the drawdown funds continues to gain momentum as announced significant full or partial exit events in Infrastructure Fund III (ODATA, Entrevias) and Private Equity Fund V (Delly’s, Smartfit). In total, we realized more than $2.5 billion across the platform for our limited partners during 2023. Again, I’m very pleased with Patria’s performance in 2023. I’m very proud of what we’ve accomplished in the three years since our IPO and excited for the opportunities ahead of us.”

6 ▪ Total Assets Under Management (“AUM”) of $31.8 billion as of December 31, 2023, up 12% from $28.4 billion as of September 30, 2023, and up 17% from $27.2 billion one year ago ▪ Fee-Earning AUM (“FEAUM”) of $23.9 billion as of December 31, 2023, up 11% from $21.5 billion as of September 30, 2023, and up 25% from $19.2 billion one year ago ▪ Organic inflows to Total AUM of $1.4 billion in 4Q23 and $4.6 billion for FY23. Including commitments approved in December and closed in January, $4.8 billion of inflows secured during 2023. ▪ Total Deployment in drawdown funds of $113 million in 4Q23 and $937 million for FY23 ▪ Realizations in drawdown funds of $336 million in 4Q23 and $2.3 billion for FY23 Patria’s Fourth Quarter & Full Year 2023 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $46.7 million in 4Q23, up 32% compared to 4Q22, and $147.7 million for FY23, up 14% from FY22 ▪ Performance Related Earnings (“PRE”) of $26.6 million in 4Q23, compared to $18.9 million in 4Q22, and $47.5 million for FY23, compared to $19.0 million for FY22 ▪ Distributable Earnings (“DE”) of $70.5 million in 4Q23, up 32% from $53.3 million in 4Q22, and $187.8 million for FY23, up 28% from $147.1 million in FY22 ▪ Net Accrued Performance Fees were $541 million as of December 31, 2023, or more than $3.60 per share, up 15% from $469 million as of September 30, 2023, and up 13% from $478 million one year ago ▪ Declared quarterly dividend of $0.399 per common share payable on March 8, 2024 See notes and definitions at end of document

Patria's Fourth Quarter & Full Year 2023 Earnings

- Distributable Earnings ("DE") of $70.5 million in 4Q23 and $187.8 million for FY23

(US$ in millions)	4Q22	4Q23	% Δ	FY 2022	FY 2023	% Δ
Management Fees	54.6	64.7	18%	220.6	245.6	11%
(+) Incentive Fees	5.9	3.9		6.1	4.1	
(+) Other Fee Revenues	1.7	0.7		4.2	2.7	
(–) Taxes on Revenues (1)	(1.1)	(1.4)		(3.7)	(5.0)	
Total Fee Revenues	**61.0**	**67.8**	**11%**	**227.1**	**247.4**	**9%**
(–) Personnel Expenses	(18.8)	(12.4)	-34%	(65.3)	(60.0)	-8%
(–) General and Administrative Expenses	(5.6)	(6.5)	17%	(26.5)	(31.4)	18%
(–) Placement Fees Amortization and Rebates (2)	(1.3)	(2.3)	77%	(5.3)	(8.4)	59%
Fee Related Earnings (FRE)	**35.3**	**46.7**	**32%**	**130.0**	**147.7**	**14%**
FRE Margin (%)	**58%**	**69%**		**57%**	**60%**	
Realized Performance Fees (After-Tax)	29.1	40.6		29.1	72.7	
(–) Carried interest allocation and bonuses (3)	(10.2)	(14.0)		(10.2)	(25.3)	
Performance Related Earnings (PRE)	**18.9**	**26.6**		**19.0**	**47.5**	
(+) Net financial income/(expense) (4)	0.6	(0.2)		4.7	2.3	
Pre-Tax Distributable Earnings	**54.9**	**73.1**		**153.6**	**197.4**	
(–) Current Income Tax (5)	(1.6)	(2.6)		(6.5)	(9.6)	
Distributable Earnings (DE)	**53.3**	**70.5**		**147.1**	**187.8**	
DE per Share	**0.36**	**0.47**		**1.00**	**1.26**	

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.
Note: For Patria's non-GAAP Income Statement, results for VBI Real Estate and the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 50% and 51% ownership stake on each line item, respectively. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

7

Fee Related Earnings (“FRE”)


Quarter
Total Fee Revenues
Operating Expenses
Placement Fees/Rebates
Fee Related Earnings
$61.0
million
24.4
1.3
35.3
4Q22
+11%
+32%
$67.8
million
18.9
2.3
46.7
4Q23
FRE Margin
58%
69%
Full Year
Total Fee Revenues
Operating Expenses
Placement Fees/Rebates
Fee Related Earnings
$227.1
million
91.8
5.3
130.0
FY 2022
+9%
+14%
$247.4
million
91.3
8.4
147.7
FY 2023
FRE Margin
57%
60%

- Fee Related Earnings of $46.7 million in 4Q23 were up 32% compared to 4Q22
- 4Q23 Fee Revenues were $67.8 million, up 11% compared to 4Q22 driven by diversified FEAUM and management fee growth across the platform
- 4Q23 Operating Expenses of $18.9 million reflect lower Personnel Expenses driven by the implementation and expansion of our executive equity compensation program
- Fee Related Earnings were $147.7 million for FY23, up 14% compared to FY22, with the FRE margin increasing from 57% to 60% year-over-year
- FY23 Fee Revenues were $247.4 million, up 9% compared to FY22 driven by diversified FEAUM growth across the platform
- FY23 Operating Expenses of $91.3 million were approximately flat compared to FY22, with inflation-driven growth and acquisitions offset by the implementation of our executive equity compensation program and synergies

See notes and definitions at end of document. Totals may not add due to rounding.

PATRIA

8

9 Net Accrued Performance Fees ▪ Net Accrued Performance Fees were $541 million on December 31, 2023, up 15% from $469 million in the prior quarter ▪ Performance Related Earnings (PRE) of $27 million in 4Q23 driven mainly by Infrastructure Fund III ▪ Positive portfolio valuation impact was particularly driven by publicly-traded positions in the private equity portfolio, enhanced by positive currency translation impact ▪ The current Net Accrued Performance Fees equate to more than $3.60 per share See notes and definitions at end of document. Totals may not add due to rounding. 234 169 110 … Net Accrued Performance Fees (US$ in millions) US$ 541 mn PE VI PE V IS III Others2 4Q23 Composition by Fund IS IV 1216 3Q23 4Q23 478 28 EoP FX US$/BRL 5.01 PE V (2015) EoP FX US$/BRL 4.84 (10) Others2 Period Change in Balance by Fund (Vintage) 469 4Q22 EoP FX US$/BRL 5.22 541 56715 PE VI (2019) 4Q23 Before Realization Realized Perf. Fee 62 1 (27) IS III (2013) IS IV (2018)

Total Assets Under Management

- Total AUM of $31.8 billion as of December 31, 2023, up 17% from $27.2 billion one year ago
- LTM growth was driven by capital inflows of $4.6 billion together with positive valuation and currency impact of $3.1 billion in addition to $1.5 billion of acquisitions, partially offset by outflows of $(4.6) billion which included over $(2.5) billion of divestments proceeds and dividends across the platform
- Total AUM is comprised of Fair Value of Investments of $26.5 billion and Uncalled Capital of $5.3 billion as of December 31, 2023


Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
27.2
+17%
31.8
1.3
2.3
2.1
4.7
5.8
10.9
2.4
3.4
2.9
5.6
5.4
12.1
4Q22
4Q23


Fair Value of Investments
2.4
3.3
9.8
US$ 26.5 bn
2.9
5.4
2.7
+
Uncalled Capital
0.2
0.1
US$ 5.3 bn
2.3
2.7

Capital Formation

- $1.4 billion of organic inflows to Total AUM in 4Q23 across a diversified product offering and $4.6 billion for FY23
- Over $1 billion raised for our latest flagship Infrastructure vintage in 2023, with more than $400 million in 4Q23
- Credit, Real Estate, Public Equities, and Advisory verticals each contributed with over $700 million of inflows in 2023
- Within Credit, $200 million raised in 4Q23 for our new Infrastructure Private Credit fund
- $6.1 billion of total capital formation secured in 2023 including inorganic inflows[1]

(1) Partnership with Bancolombia announced on July 5, 2023, and closed on November 1, 2023. See notes and definitions at end of document. Totals may not add due to rounding.

PATRIA
10

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	1Q23	2Q23	3Q23	4Q23	FY 2023
Total	**131**	**214**	**479**	**113**	**937**
Private Equity	-	194	36	9	238
Infrastructure	127	-	424	98	649
Others[2]	4	20	19	6	49

Valuation Impact ($mn) Increase (Decrease)	1Q23	2Q23	3Q23	4Q23	FY 2023
Total	**(526)**	**257**	**321**	**474**	**526**
Private Equity	(576)	141	189	648	402
Infrastructure	47	101	101	(175)	74
Others[2]	3	16	32	1	52

Realizations ($mn)	1Q23	2Q23	3Q23	4Q23	FY 2023
Total	**62**	**1,699**	**217**	**336**	**2,314**
Private Equity	44	118	48	198	408
Infrastructure	4	1,561	140	90	1,795
Others[2]	14	20	29	49	112

- $937 million deployed in 2023 primarily related to new investments on our latest flagship Private Equity and Infrastructure funds
- Positive valuation impact of $474 million in 4Q23 (excluding currency impact) driven by both public and private portfolio appreciation in Private Equity
- Realizations were $336 million in 4Q23 driven mainly by the first tranche of Delly's divestment (Private Equity Fund V) and realized co-investment in Infrastructure.
- For FY23, realizations of $2.3 billion were mainly driven by the closings of divestment transactions for ODATA and Entrevias (Infrastructure Fund III), block sales of HBSA (Infrastructure Fund II), divestment of Delly's and block sales of SmartFit (Private Equity Fund V)

See notes and definitions at end of document. Totals may not add due to rounding.

(1) Total Deployment represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle.

(2) Others include Credit and Real Estate drawdown funds.

PATRIA

11

12 46% 20% 16% 8% 5% 5% 6.0 6.7 3.3 3.3 4.5 5.4 2.1 2.9 3.5 1.8 2.2 Fee Earning Assets Under Management (US$ in billions) ▪ Fee Earning AUM (FEAUM) of $23.9 billion in 4Q23 was up 25% from one year ago driven by $5.1 billion of inflows including $1.5 billion from acquisitions, in addition to $1.4 billion of positive valuation impact, partially offset by $1.9 billion of outflows ▪ Management Fees of $64.7 million in 4Q23 were up 18% compared to 4Q22 driven by diversified FEAUM growth across the platform ▪ Realized Incentive Fees of $3.9 million in 4Q23 mainly driven by our Latam High Yield credit fund See notes and definitions at end of document. Totals may not add due to rounding. Credit Private Equity Infrastructure Public Equities Real Estate Advisory & Distribution 4Q23 19.2 4Q22 23.9 1.4 25% US$ 245.6 mn FY23 Mgmt. Fee Revenue Breakdown Per Strategy

Platform Overview by Asset Class

Asset Class	FEAUM by Structure			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate
Private Equity	$6.7bn	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	91% / 9%	1.7%
Infrastructure	$3.3bn	93%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	77% / 23%	1.5%
		7%	Infrastructure Core	Net Asset Value	Permanent Capital	0% / 100%	
Credit	$5.4bn	94%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	71% / 29%	0.8%
		6%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	$2.9bn	100%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	0% / 100%	0.7%
Real Estate	$3.5bn	17%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	65% / 35%	0.9%
		83%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	$2.2bn	34%	Advisory	Net Asset Value	Periodic/Limited liquidity	23% / 77%	0.6%
		66%	Distribution Partnerships	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	**$23.9bn**					**59% / 41%**	**1.2%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI and Bancolombia initiative which is effective at Patria's 50% and 51% ownership level, respectively.

13

14 Total AUM Roll Forward Three Months Ended December 31, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 3Q23 11,176 5,312 5,052 2,669 1,873 2,329 28,411 Acquisitions1 - - - - 1,364 - 1,364 Inflows2 - 416 354 107 298 195 1,370 Outflows3 (203) (315) (135) (217) (109) (120) (1,099) Valuation Impact 651 (171) 322 332 (26) 11 1,120 FX 302 431 22 17 24 27 823 Funds Capital Variation4 138 (287) (5) - 9 - (145) AUM 4Q23 12,064 5,387 5,610 2,908 3,432 2,442 31,843 Twelve Months Ended December 31, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 4Q22 10,909 5,836 4,693 2,140 1,325 2,345 27,250 Acquisitions1 184 - - - 1,364 - 1,547 Inflows2 250 1,301 731 759 758 778 4,576 Outflows3 (479) (2,030) (573) (535) (238) (751) (4,606) Valuation Impact 449 141 748 577 (72) 75 1,918 FX 493 450 15 (34) 298 (5) 1,218 Funds Capital Variation4 256 (311) (4) - (2) - (60) AUM 4Q23 12,064 5,387 5,610 2,908 3,432 2,442 31,843 See notes and definitions at end of document. Totals may not add due to rounding.

15 Total FEAUM Roll Forward Three Months Ended December 31, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total FEAUM 3Q23 6,639 3,106 5,015 2,671 1,931 2,094 21,457 Acquisitions1 - - - - 1,364 - 1,364 Inflows2 0 187 160 106 175 118 747 Outflows3 (2) (73) (131) (204) (59) (53) (522) Valuation Impact - 9 315 320 (12) 22 654 FX and Other 20 43 21 17 78 23 202 FEAUM 4Q23 6,658 3,272 5,381 2,910 3,476 2,204 23,900 Twelve Months Ended December 31, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total FEAUM 4Q22 6,048 3,287 4,520 2,142 1,404 1,767 19,167 Acquisitions1 111 - - - 1,364 - 1,475 Inflows2 570 487 531 759 635 603 3,585 Outflows3 (97) (614) (385) (522) (174) (147) (1,940) Valuation Impact (10) 31 707 565 103 (20) 1,377 FX and Other 35 82 7 (34) 145 1 236 FEAUM 4Q23 6,658 3,272 5,381 2,910 3,476 2,204 23,900 See notes and definitions at end of document. Totals may not add due to rounding.

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	616,657	882	1,193,694	1,194,576	1.9x	8%	19%
PE IV (2011)	1,270,853	115%	1,225,965	1,395,425	209,465	1,604,889	1.3x	1%	7%
PE V (2015)	1,807,389	115%	1,540,499	3,397,958	400,505	3,798,463	2.5x	16%	20%
PE VI (2019)	2,689,666	106%	1,729,175	3,162,494	36,958	3,199,452	1.9x	20%	17%
PE VII (2022)	1,179,148	Fundraising	378,074	408,021	-	408,021	1.1x	n/m	n/m
Total Private Equity ex. Co-Inv	**7,802,652**		**5,705,830**	**8,364,780**	**3,172,727**	**11,537,507**	**2.0x**	**13%**	**17%**
Co investments	745,010	100%	745,010	660,751	121,368	782,119	1.0x	n/m	n/m
Total Private Equity	**8,547,662**		**6,450,840**	**9,025,531**	**3,294,095**	**12,319,626**	**1.9x**	**13%**	**16%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	313,271	880,544	1,193,815	1.2x	0%	10%
Infra III (2013)	1,676,237	115%	1,306,477	823,648	2,222,534	3,046,181	2.3x	13%	22%
Infra IV (2018)	1,941,000	112%	819,923	1,122,705	21,904	1,144,609	1.4x	11%	7%
Infra V (2023)	974,973	Fundraising	-	-	-	-	n/m	n/m	n/m
Total Infrastructure ex. Co-Inv	**5,746,595**		**3,124,078**	**2,259,624**	**3,124,982**	**5,384,606**	**1.7x**	**7%**	**15%**
Co investments	1,181,195	86%	1,017,128	433,530	917,826	1,351,356	1.3x	n/m	n/m
Total Infrastructure	**6,927,790**		**4,141,206**	**2,693,154**	**4,042,808**	**6,735,962**	**1.6x**	**8%**	**17%**
Real Estate/Agribusiness	**(BRL)**	**%**	**(BRL)**	**(BRL)**	**(BRL)**	**(BRL)**	**(BRL)**	**(USD)**	**(BRL)**
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,030,449	6,559	1,155,480	1,162,040	1.1x		0%
RE III (2013)	1,310,465	86%	1,172,811	405,651	158,068	563,718	0.5x		-17%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,105,167	2,199	-	2,199	0.0x		n/m
Total Real Estate/Agri	**3,740,879**		**3,537,781**	**414,409**	**1,869,304**	**2,283,713**	**0.6x**		**-16%**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

16

17 Investment Performance - Credit & Public Equities Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks 1yr 3yr 5yr Since Incep. Latam Equities (2008) USD 1,579 28.8% 28.8% 4.5% 6.3% 4.0% Benchmark: Latam Equities Index 32.5% 32.5% 9.1% 6.5% 1.7% 225 bps Chilean Equities (1994) CLP 982 18.8% 18.8% 15.5% 4.1% 13.3% Benchmark: Chilean Equities Index 22.8% 22.8% 14.5% 3.4% 8.2% 511 bps Latam High Yield (2000) USD 3,433 14.4% 14.4% 6.9% 5.6% 10.9% Benchmark: CEMBI Broad Div Latam HY 11.1% 11.1% 2.3% 4.8% 7.2% 374 bps Latam Local Currency Debt (2009) USD 906 28.9% 28.9% 8.4% 6.3% 4.7% Benchmark: GBI Broad Div Latam 28.5% 28.5% 5.1% 5.6% 3.6% 110 bps Chilean Fixed Income (2012) CLP 568 10.3% 10.3% 10.2% 7.3% 8.8% Benchmark: Chilean Fixed Income Index 4.5% 4.5% 4.5% 6.2% 7.0% 178 bps Compounded Annualized Net Returns Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn) YTD

18 Reconciliations and Disclosures

19 Share Summary 4Q22 1Q23 2Q231 3Q23 4Q232 Class A Common Shares 54,247,500 54,247,500 54,930,241 54,930,241 55,308,508 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 147,192,930 147,192,930 147,875,671 147,875,671 148,253,938 (1) 682,741 shares issued in 2Q23 related to consideration for M&A activity; (2) 378,267 shares issued in 4Q23 related to consideration for M&A activity; (3) 1,879,977 shares issued in 1Q24 related to consideration for M&A activity and eligible for 4Q23 dividends + Shares Issued in 1Q24 Eligible for 4Q23 Dividend3 1,879,977 = Total Shares Outstanding Eligible for 4Q23 Dividend 150,133,915

20 (US$ in millions) 4Q22 1Q23 2Q23 3Q23 4Q23 Management Fees 54.6 57.5 61.6 61.7 64.7 (+) Incentive Fees 5.9 0.1 0.0 0.0 3.9 (+) Other Fee Revenues 1.7 0.5 0.5 1.1 0.7 (–) Taxes on Revenues (1) (1.1) (1.0) (1.3) (1.2) (1.4) Total Fee Revenues 61.0 57.1 60.8 61.6 67.8 (–) Personnel Expenses (18.8) (16.8) (16.8) (14.0) (12.4) (–) Administrative Expenses (5.6) (7.6) (8.3) (8.9) (6.5) (–) Placement Fees Amortization and Rebates (2) (1.3) (1.6) (1.8) (2.8) (2.3) Fee Related Earnings (FRE) 35.3 31.2 33.8 36.0 46.7 FRE Margin (%) 58% 55% 56% 58% 69% Realized Performance Fees (After-Tax) 29.1 15.5 16.4 0.3 40.6 (–) Carried interest allocation and bonuses (3) (10.2) (5.4) (5.7) (0.1) (14.0) Performance Related Earnings (PRE) 18.9 10.0 10.7 0.2 26.6 (+) Net financial income/(expense) (4) 0.6 (1.0) 1.9 1.6 (0.2) Pre-Tax Distributable Earnings 54.9 40.2 46.4 37.8 73.1 (–) Current Income Tax (5) (1.6) (1.1) (2.8) (3.2) (2.6) Distributable Earnings (DE) 53.3 39.1 43.6 34.6 70.5 DE per Share 0.36 0.27 0.30 0.23 0.47 Additional Metrics Total Assets Under Management 27,250 27,299 28,209 28,411 31,843 Fee-Earning Assets Under Management 19,164 19,894 21,573 21,457 23,900 Patria’s Earnings – 5 Quarter View See notes and definitions at end of document

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	4Q22	1Q23	2Q23	3Q23	4Q23
Management Fees	54.6	57.5	61.6	61.7	64.7
(+) Incentive Fees	5.9	0.1	0.0	0.0	3.9
(+) Other Fee Revenues	1.7	0.5	0.5	1.1	0.7
(–) Taxes on Revenues	(1.1)	(1.0)	(1.3)	(1.2)	(1.4)
Total Fee Revenues	**61.0**	**57.1**	**60.8**	**61.6**	**67.8**
(–) Personnel Expenses	(18.8)	(16.8)	(16.8)	(14.0)	(12.4)
(–) Administrative Expenses	(5.6)	(7.6)	(8.3)	(8.9)	(6.5)
(–) Placement Fees Amortization and Rebates	(1.3)	(1.6)	(1.8)	(2.8)	(2.3)
Fee Related Earnings (FRE)	**35.3**	**31.2**	**33.8**	**36.0**	**46.7**
Realized Performance Fees (After-Tax)	29.1	15.5	16.4	0.3	40.6
(–) Carried interest allocation and bonuses	(10.2)	(5.4)	(5.7)	(0.1)	(14.0)
Performance Related Earnings (PRE)	**18.9**	**10.0**	**10.7**	**0.2**	**26.6**
(+) Net financial income/(expense)	0.6	(1.0)	1.9	1.6	(0.2)
Pre-Tax Distributable Earnings	**54.9**	**40.2**	**46.4**	**37.8**	**73.1**
(–) Current Income Tax	(1.6)	(1.1)	(2.8)	(3.2)	(2.6)
Distributable Earnings (DE)	**53.3**	**39.1**	**43.6**	**34.6**	**70.5**
(-) Deferred Taxes (1)	(0.5)	(1.9)	10.6	4.0	0.7
(-) Amortization of intangible assets from acquisition (2)	(4.5)	(4.7)	(4.7)	(4.8)	(5.0)
(-) Equity-based and long-term compensation (3)	(0.4)	(0.7)	(0.5)	(1.1)	(12.4)
(-) Deferred and contingent consideration (4)	8.4	(7.2)	(8.7)	(7.7)	9.3
(-) Other transaction costs (5)	(3.9)	(2.5)	2.1	(3.4)	(8.5)
(-) Derivative financial instrument gains/(losses) (6)	(2.1)	(1.3)	(3.4)	(2.9)	(7.3)
(-) SPAC expenses and transaction costs (7)	(3.7)	(3.5)	(3.3)	(0.2)	(0.2)
Net income for the period (8)	**46.5**	**17.2**	**35.7**	**18.5**	**47.0**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

21

IFRS Balance Sheet

(US$ in millions)	31-Dec-22	31-Dec-23
Assets		
Cash and cash equivalents	26.5	16.1
Client funds on deposit	23.6	17.1
Short term investments (1)	285.9	204.5
Accounts receivable (2)	125.4	127.4
Project advances	5.7	17.6
Other assets (3)	6.8	11.7
Recoverable taxes	5.7	4.0
Derivative financial instruments (6)	-	0.3
Current Assets	479.6	398.7
Accounts receivable (2)	6.3	14.9
Deferred tax assets (4)	1.7	15.5
Project advances	0.9	2.0
Other assets	2.0	3.8
Long term investments (5)	35.3	57.7
Derivative financial instruments (6)	6.3	2.9
Investments in associates	8.0	0.9
Property and equipment	24.6	28.2
Intangible assets (7)	411.5	500.4
Non-current assets	496.6	626.3
Total Assets	976.2	1,025.0

(US$ in millions)	12/31/2022	12/31/2023
Liabilities and Equity		
Client funds payable	23.6	17.1
Consideration payable on acquisition (8)	33.2	59.1
Personnel and related taxes (9)	27.1	28.8
Taxes payable	0.9	3.9
Carried interest allocation (10)	10.4	9.3
Derivative financial instuments	1.1	0.3
Commitment subject to possible redemption (11)	234.1	187.4
Gross obligation under put option (12)	-	81.6
Other liabilities	7.6	10.0
Current liabilities	338.0	397.5
Gross obligation under put option (12)	73.4	11.3
Consideration payable on acquisition (8)	33.4	42.9
Carried interest allocation (10)	2.1	22.6
Personnel liabilities	1.7	2.9
Deferred tax liabilities	-	-
Other liabilities	14.1	13.1
Non-current liabilities	124.7	92.8
Total liabilities	462.7	490.3
Capital	0.0	0.0
Additional paid-in capital	485.2	500.7
Performance Share Plan (13)	1.5	3.0
Retained earnings	77.6	50.8
Cumulative translation adjustment	(11.5)	(12.3)
Equity attributable to the owners of the parent	552.8	542.2
Non-controlling interests	(39.3)	(7.5)
Equity	513.5	534.7
Total Liabilities and Equity	976.2	1,025.0

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

22

23 Notes Notes to page 4 – Patria’s Third Quarter 2023 IFRS Results (1) Performance fees determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which it is highly probable that a significant reversal will not occur (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits (4) Deferred consideration is accrued for services rendered during retention period of employees from acquired businesses (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, unwinding of considerations payable and gross obligations under put options on acquired business (6) Includes earnings and amortization on intangible assets from investments in associates (7) Mainly composed by the fair value adjustments from: long-term investments, derivative financial instruments and foreign exchange variance (8) Income tax includes both current and deferred tax expenses for the period (9) Represents the non-controlling interest Notes to pages 7 – Patria’s Third Quarter 2023 Earnings and 20 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been deducted from performance related earnings (4) Net financial income/(expense) includes share of equity-accounted earnings, and unrealized gains/(losses) on financial instruments excluding unrealized gains/(losses) on option arrangements from business combination, warrants and other net financial income/(expenses) related to the SPAC (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations

24 Notes Notes to page 9 – Net Accrued Performance Fees (1) Beginning with 1Q23, we are reporting Net Accrued Performance Fees balances net of related compensation and revenue taxes only. Disclosures in prior periods were also reflected net of related corporate income taxes and for comparative purposes we have now adjusted prior periods to be consistent with current reporting methodology. (2) Others include Private Equity funds III, Infrastructure fund II, Moneda Alturas II and Kamaroopin´s legacy Growth Equity fund Notes to page 14 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer periodic liquidity 4) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners Notes to page 15 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis stepdown in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

25 Notes Notes to Page 21 – Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses") (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands (3) Expenses with equity-based compensation and long-term employee benefits from acquired businesses. Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of earn-out payables. (5) Non-recurring expenses associated with business acquisitions and restructuring (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions (7) SPAC's expenses are excluded from Distributable Earnings (8) Reflects net income attributable to owners of the Parent Notes to Page 22 – IFRS Balance Sheet Results (1) The balance includes trust account of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (2) Current and non-current accounts receivable mainly related to management and performance fees (3) Other assets includes working capital movements related to prepaid expenses and advances (4) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (5) The long-term investments includes GP commitments into the funds (6) Includes derivative financial instruments from acquisition related activity (7) Primarily composed of goodwill, non-contractual customer relationships and brands from business acquisitions and their amortization (8) The payable amounts relate to purchase consideration payable for business acquisitions, which include amounts contingent to the business performance over a specific period of time (9) Primarily composed of employee profit sharing and short-term employee benefits (10)Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds (11)Liabilities related to SPAC for warrants (ticker PLAOW) and redeemable SPAC Class A ordinary shares (PLAO) (12)Gross obligation related to option arrangements from acquisition-related activity of businesses (13)Reflects the share-based incentive plan

26 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. • Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non-recurring expenses. • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital. • Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings. • Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement. • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.